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  BYLAWS of Brown Disc Products Company, Inc. amended on September 5,
  1990, by action of the Board of Directors, as follows:

  Section 3.3 of the ByLaws are amended in part to provide that:

        The annual meeting of the shareholders of the Corporation shall be held on the 24th day of September at 10:00 a.m. in each year or on such other date and at such other time as the Board of Directors may so prescribe.